K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

January 28, 2014

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Equity Funds (File Nos. 033-46924 and 811-06618)
Responses to Comments on the Registration Statement on Form N-1A

Dear Ms. Rossotto:

The following are responses to the comments that we received from you by telephone on December 20, 2013 regarding Post-Effective Amendment No. 67 to the Registration Statement on Form N-1A (the “Registration Statement”) for First Investors Special Situations Fund (the “Fund”), a series of First Investors Equity Funds (“Registrant”) that was filed with the Securities and Exchange Commission (“SEC”) on November 14, 2013.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.
Confirm that the “Example” in the Fund Summary reflects the Fee Limitation and/or Expense Reimbursement (“Expense Cap”) for the period that the Expense Cap is contractually required to remain in effect.

The Registrant confirms that the Example reflects the Expense Cap for the one-year period that the Expense Cap is contractually required to remain in effect.

2.	In the “Principal Investment Strategies” section of the Fund Summary, disclose how the Fund determines whether an issuer is a “small-size company.”

As disclosed in the “Principal Investment Strategies” section of the Fund Summary, the Fund invests primarily in the common stocks of small-size companies, but also may

Securities and Exchange Commission
January 28, 2014

invest in the stocks of mid-size or large companies. The Fund’s parameters for determining whether an issuer is a small-size company are not fixed, and may vary. As a general matter, one of the parameters the portfolio manager currently considers is the definition of the small capitalization range as determined by Lipper, Inc. The Registrant is not aware of any specific Form N-1A or federal securities law requirements with respect to the disclosure of the parameters for the determination of a small-size company. The Registrant believes that the current language adequately discloses the investment strategies pursued by the Fund and, therefore, respectfully declines the Staff’s comment.

3.	In the “Principal Risks” section of the Fund Summary, the Registrant lists the types of investors for whom the Fund is intended. Consider moving this disclosure to another section of the prospectus.

The Instruction to Form N-1A, Item 4(b)(1)(i) states that “[a] [f]und may, in responding to this [i]tem, describe the types of investors for whom the [f]und is intended or the types of investment goals that may be consistent with an investment in the [f]und.”  The disclosure noted above complies with applicable Form N-1A requirements.  Therefore, the Registrant respectfully declines the Staff’s comment.

4.	In accordance with Form N-1A, Item 5, disclose the professional title of the Fund’s portfolio manager in the “Portfolio Manager” section of the Fund’s prospectus.

The Fund’s portfolio manager does not hold a professional title with the Fund’s investment adviser.

5.
“The Fund in Greater Detail” section of the Fund’s prospectus states that the Fund may engage in short-term trading.  If the Fund’s short-term trading strategy results in a portfolio turnover rate of greater than 100%, please discuss the Fund’s short-term trading strategy and the corresponding risks in the “Principal Strategies” section of the Fund Summary.

For the fiscal year ended September 30, 2013, the Fund’s portfolio turnover rate exceeded 100%. In the fiscal years ended September 30, 2012 and 2011, the Fund’s portfolio turnover rate was 41% and 73%, respectively. The increase in the Fund’s portfolio turnover rate was attributable not to the Fund’s short-term trading strategy, but to the transition of the day-to-day management of the Fund’s portfolio to FIMCO from Paradigm Capital Management, Inc., which previously served as the Fund’s subadviser. The Fund’s short-term trading strategy has not and is not expected to result in a portfolio turnover rate of greater than 100%. Therefore, the Fund has not added disclosure to the “Principal Strategies” or “Principal Risks” sections of the Fund Summary.

Securities and Exchange Commission
January 28, 2014

6.
“The Fund in Greater Detail” section of the Fund’s prospectus states that “the Fund’s recent strategies and holdings can be found in the most recent annual report…”  Confirm that the Fund’s annual report does not describe investment strategies other than the investment strategies disclosed in the Fund’s prospectus or statement of additional information (“SAI”).

The Registrant has modified the disclosure cited above to state “[i]information on the Fund’s recent holdings can be found in the most recent annual report…”  The Registrant confirms that the Fund’s annual report does not disclose investment strategies that are not disclosed in the Fund’s prospectus or SAI, other than certain portfolio manager commentary from time to time.

7.
“The Fund in Greater Detail” section of the Fund’s prospectus states that “information regarding the Fund’s policies and procedures with respect to disclosure of the Fund’s portfolio holdings is available in the Statement of Additional Information.”  If applicable, disclose that the Fund’s portfolio holdings policies and procedures also are available on the Fund’s website.

The Fund’s portfolio holdings policies and procedures are not available on the Fund’s website.

8.
In connection with the discussion of commodity pool operator registration in “The Fund in Greater Detail” section, please confirm whether the Registrant or the Fund’s investment adviser has filed for an exemption from registration as a commodity pool operator (“CPO”) under Commodity Futures Trading Commission (“CFTC”) Regulation 4.5.

The Registrant, on behalf of the Fund, has claimed an exemption from registration as a CPO under CFTC Regulation 4.5.

9.	In “The Fund in Greater Detail” section, please consider revising the description of the Russell 2000 Index to state its market capitalization as of a recent date.

The Russell 2000 Index is the Fund’s benchmark index. The Registrant is not aware of any specific Form N-1A or federal securities law requirements with respect to the disclosure of the market capitalization of a fund’s benchmark index. Therefore, the Registrant respectfully declines the Staff’s comment.

Statement of Additional Information

10.	The SAI discloses the “Investment Strategies Used by the Fund.” Confirm supplementally that, if new strategies pose risks other than those disclosed in the

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January 28, 2014

Fund’s prospectus or SAI, the prospectus or SAI will be supplemented, as appropriate.

The Registrant confirms that it will supplement the Fund’s prospectus or SAI, as appropriate, if the Fund will use additional investment strategies that would pose risks to the Fund that are not currently disclosed.

11.
Under “Portfolio Holdings Information Policies and Procedures”, pursuant to Item 16(f)(1)(vi) of Form N-1A, disclose the procedures that the Fund uses to ensure that disclosure of information about portfolio securities are in the best interest of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund’s investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other.

The Registrant has made the requested change.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,
/s/ Kathy Kresch Ingber
Kathy Kresch Ingber
cc:	Mary Carty
Russell Shepherd
First Investors Management Company, Inc.